

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2015

Tobias Lütke
Chief Executive Officer
Shopify Inc.
150 Elgin Street, 8th Floor
Ottawa, Ontario K2P 1L4
Canada

> **Re: Shopify Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 23, 2015**
> **CIK No. 0001594805**

Dear Mr. Lütke:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 17, 2015.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Regarding the revisions here and on page 7 in response to prior comment 3, we note that you now qualify your statement based on the amended articles of incorporation. Please revise to disclose the voting rights of your Class A and B shares as of the date of your prospectus.

Summary Historical and Pro Forma Consolidated Financial Information, page 10

2.   We note your revised disclosure on page F-27 that pro forma net loss per common share is calculated assuming the conversion of all series of the company's convertible preferred shares into common shares and the redesignation of common shares as Class B multiple voting shares. Please revise the pro forma column on page 12 to provide the pro forma

balance sheet data to reflect the conversion of convertible preferred stock and the redesignation of common shares to Class B, or advise. In addition, please revise your pro forma capitalization disclosure on page 53 and pro forma tangible book value on page 55 as appropriate.

Risk Factors

Provisions of our debt instruments…, page 32

3.   Please include in this or another risk factor, as appropriate, that your March 2015 credit facility is collateralized by substantially all your assets.

Our constating documents permit us to issue…, page 45

4.   We note your added risk factor in response to prior comment 11. Please expand to include Class B shares or advise. In this regard, your disclosure on page 138 continues to indicate that you will be able to issue an unlimited number of Class B shares.

Use of Proceeds, page 51

5.   Please include the substance of your response to prior comment 13 regarding your inability to provide approximate dollar amounts for each of your offering purposes.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies

Segment Information, page F-8

6.   In your response to prior comment 31 you indicate that you considered the characteristics (or "nature") of the different product and service offerings. Although themes, apps, and domain names are designed to support a merchant's online subscription arrangement, the purchase of these products is optional and the nature of the "products" themselves appears different from a subscription. Similarly, POS hardware is an elective purchase and appears to differ in nature from the subscriptions and payment processing service. Please provide us with a more detailed analysis of your consideration of the nature of themes, apps, domains, and POS hardware as it relates to subscriptions and payment processing. Tell us what consideration was given to separately disclosing "product" revenues in your segment footnote, aggregating revenues generated from the sale of themes, apps, domain names, and POS hardware.

Revenue Recognition, page F-8

7.   We note your response to prior comment 33 that you believe revenues generated from the sale of themes, apps and domain registrations are separate units of accounting and therefore the additional disclosures required by ASC 605-25-50-2 would not be meaningful to the company's financial statements. We believe it would be meaningful disclosure, if such arrangements are material to the company's revenues, to address the company's application of the multiple element arrangement guidance, including but not limited to, disclosing that the elements are all separate units of accounting, sold separately on a recurring basis, that there are no discounts attributed to bundled arrangements, that there are no rights of return for themes, apps, and domain registrations, and POS hardware has a 30-day refund period. Please revise accordingly or tell us why such revision is not necessary.

8.   In your response to prior comment 34 you indicate that control of the theme, app, or domain name passes once access to the theme, app or domain name is provided to the merchant for use on its online store. Please tell us whether a purchased theme, app, and domain name can be used by a merchant for an online store or other purpose outside of the Shopify platform.

Note 22. Subsequent Events, page F-31

9.   We note your added disclosure on page 79 that you entered into a new credit facility in March 2015. Please revise to update your subsequent event evaluation and describe the terms of the credit facility. Refer to ASC 855-10-50-1.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via E-mail
        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP